UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

NF Investment Corp.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

N/A

(CUSIP Number)

March 31, 2014

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of reporting persons I.R.S. identification nos. of above persons (entities only) State of Connecticut acting through its Treasurer as Trustee
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 630,995
	6.	Shared voting power 00,000
	7.	Sole dispositive power 630,995
	8.	Shared dispositive power 00,000
9.	Aggregate amount beneficially owned by each reporting person 630,995
10.	Check if the aggregate amount in row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in row (9) 19.27%
12.	Type of reporting person (see instructions) EP

Item 1.

(a)	Name of Issuer NF Investment Corp.

(b)	Address of Issuer’s Principal Executive Offices 520 Madison Avenue, 38th Floor, New York, NY 10022

Item 2.

(a)	Name of Person Filing State of Connecticut acting through its Treasurer as Trustee

(b)	Address of the Principal Office or, if none, residence 55 Elm Street, 6th Floor Hartford Connecticut 06106

(c)	Citizenship United States

(d)	Title of Class of Securities Common Stock, par value $0.01 per share

(e)	CUSIP Number N/A

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☒	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 630,995

(b)	Percent of class: 19.27%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote 630,995.

(ii)	Shared power to vote or to direct the vote 0.

(iii)	Sole power to dispose or to direct the disposition of 630,995.

(iv)	Shared power to dispose or to direct the disposition of 0.

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Instruction. Dissolution of a group requires a response to this item.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable

Item 8. Identification and Classification of Members of the Group.

Not Applicable

Item 9. Notice of Dissolution of Group.

Not Applicable

Item 10. Certification.

(a)	The following certification shall be included if the statement is filed pursuant to §240.13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

04/10/2014
Date

/s/ Ian J. Sandler
Signature

Ian J. Sandler Attorney-in-Fact
Name/Title

List of Exhibits

Exhibit No.	Description
24	Power of Attorney

Exhibit 24

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS that State of Connecticut acting through its Treasurer as Trustee (the “Investor”) does hereby make, constitute and appoint each of Ian Sandler and Orit Mizrachi (or any person designated in writing by one of the attorneys-in-fact), acting individually, its true and lawful attorney, to execute and deliver in its name and on its behalf, any and all filings required to be made by the Investor under Section 13 and Section 16 of the Securities Exchange Act of 1934, as amended (the “Act”), with respect to securities of NF Investment Corp. which may be deemed to be beneficially owned by the Investor under the Act, and to take any other action of any type whatsoever in connection with the foregoing (including, without limitation, filing of a Form ID with the Securities and Exchange Commission) that, in the opinion of such attorney in fact, may be of benefit to, in the best interest of, or legally required by the Investor, it being understood that the documents executed by such attorney-in-fact on behalf of the Investor pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact’s discretion, giving and granting unto each said attorney-in-fact power and authority to act in the premises as fully and to all intents and purposes as the Investor might or could do if personally present by one of its authorized signatories, hereby ratifying and confirming all that said attorney-in-fact shall lawfully do or cause to be done by virtue hereof. The Investor acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the Investor, are not assuming any of the Investor’s responsibilities to comply with the Act.

THIS POWER OF ATTORNEY shall remain in full force and effect until revoked in writing by the Investor or, if earlier, the date on which the Investor is not subject to reporting under the Act with respect to NF Investment Corp.

IN WITNESS WHEREOF, the undersigned has duly caused this Power of Attorney to be executed as of this 17 day of March 2014.

State of Connecticut acting through its Treasurer as Trustee

By:	/s/ Denise L. Nappier
Name: Denise L. Nappier Title: State Treasurer